Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2021

Monaco, June 1, 2021 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2021 (“Q1 2021”).

I.	COMMON DIVIDEND INCREASE

•	Management of the Company announced that it will recommend to the Board of Directors that the Board approve a fifteen percent (15%) dividend increase, beginning with the second quarter 2021 dividend, raising the quarterly dividend from $0.10 to $0.115 per common share(1).

II.	PROFITABILITY

•	Q1 2021 Net Income available to common stockholders of $60.5 million.

•	Q1 2021 Earnings per Share of $0.49.

•	Q1 2021 Adjusted Net Income available to common stockholders(2) of $38.0 million.

•	Q1 2021 Adjusted Earnings per Share(2) of $0.31.

III.	ISSUANCE OF €100m 5-YR UNSECURED BOND AT 2.7%

•	In May 2021, the Company, through its wholly owned subsidiary, Costamare Participations Plc, issued €100 million of unsecured bond (the “Bond”) on the Athens Exchange. The Bond will mature in May 2026 and have a coupon of 2.7%, payable semiannually.

IV.	SALE AND PURCHASE ACTIVITY

•	Since the beginning of the year, total vessel acquisitions and deliveries of twelve vessels amounted to approximately $617 million. More specifically:

-	c/v Cape Akritas (acquisition of 51% equity share previously owned by York Capital), 2016-built, 11,010 TEU containership chartered to MSC until June 2031.

-	c/v Cape Kortia (acquisition of 75% equity share previously owned by York Capital), 2017-built, 11,010 TEU containership chartered to MSC until July 2031.

-	c/v Cape Sounio (acquisition of 75% equity share previously owned by York Capital), 2017-built, 11,010 TEU containership chartered to MSC until April 2031.

-	c/v Cape Tainaro (acquisition of 51% equity share previously owned by York Capital), 2017-built, 11,010 TEU containership chartered to MSC until April 2031.

-	c/v Cape Artemisio (acquisition of 51% equity share previously owned by York Capital), 2017-built, 11,010 TEU containership chartered to Hapag Lloyd until March 2025.

-	c/v Aries, 2004-built, 6,492 TEU containership chartered to ONE until December 2022.

-	c/v Argus, 2004-built, 6,492 TEU containership chartered to ONE until January 2023.

-	c/v Glen Canyon, 2006-built, 5,642 TEU containership chartered to ONE until January 2022.

-	c/v Androusa, 2010-built, 4,256 TEU containership chartered to Maersk until May 2023.

-	c/v Norfolk, 2009-built, 4,259 TEU containership chartered to Maersk until May 2023.

-	Delivery of the 12,690 TEU containership YM Target chartered to Yang Ming until November 2030.

-	Delivery of the 12,690 TEU containership YM Tiptop chartered to Yang Ming until March 2031.

•	Agreement for the purchase of five containerships worth approximately $148 million, all of which are expected to be delivered in 2021. More specifically:

-	One 2008-built, 4,578 TEU containership to be chartered to Maersk upon its delivery for a period of 24.5 to 27.5 months.

-	One 2009-built, 4,578 TEU containership, to be chartered to ZIM upon its delivery for a period of 32 to 36 months.

-	One 2001-built, 6,712 TEU containership, to be chartered to Maersk upon its delivery for a period of 60 to 64 months.

-	One 2002-built, 5,908 TEU containership, to be chartered to Maersk upon its delivery for a period of 60 to 64 months.

-	One 2002-built, 5,570 TEU containership, to be chartered to Maersk upon its delivery for a period of 60 to 64 months.

•	Agreement for the sale of three containerships, expected to be concluded within 2021. More specifically:

-	c/v Venetiko, 2003-built, 5,928 TEU containership.

-	c/v Ensenada (co-owned with York Capital), 2001-built, 5,576 TEU containership.

-	c/v Prosper, 1996-built, 1,504 TEU containership.

V.	NEW DEBT FINANCING AND CAPITAL STRUCTURE

•	New financing agreements since last quarter for an aggregate amount of $427.5 million. More specifically:

-	$150 million / Containerships Cape Kortia and Cape Sounio.

-	$147 million / Containerships Cape Tainaro and Cape Artemisio.

-	$75 million / Containership Cape Akritas.

-	$23 million / Containerships Aries and Argus.

-	$14 million / Containership Glen Canyon.

-	$18.5 million / Containerships Maersk Kleven and Maersk Kotka.

•	New financing commitments for an aggregate amount of $237.1 million. More specifically:

-	$158.1 million financing commitment with a European financial institution.

-	$79.0 million loan financing commitment with a European financial institution.

•	Liquidity of $239.8 million as of the end of Q1 2021 (including our share of cash amounting to $4.0 million held in companies co-owned with York Capital).

•	No meaningful debt maturities until 2025.

(1) The declaration and amount of a dividend is subject to the discretion of the Board and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

(2) Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

NEW BUSINESS DEVELOPMENTS

A.	New charter agreements

•	The Company has chartered in total 12 vessels since our previous quarterly earnings release. More specifically, the Company agreed to:

I.	Vessels above 5,500 TEU capacity (Post – Panamax)

-	Charter the 2000-built, 6,648 TEU containership Kobe with ZIM for a period that shall commence between September 2021 and November 2021 and expiring at charterers’ option, during the period from July 1, 2025 to August 31, 2025, at a daily rate of $45,000.

-	Charter the 2004-built, 6,492 TEU containership Aries with ONE for a period of 22 to 25 months at charterers’ option, starting from February 5, 2021, at an undisclosed daily rate.

-	Charter the 2004-built, 6,492 TEU containership Argus with ONE for a period of 22 to 25 months at charterers’ option, starting from March 3, 2021, at an undisclosed daily rate.

-	Charter the 2006-built, 5,642 TEU containership Glen Canyon with ONE for a period of 11 to 13 months at charterers’ option, starting from March 2, 2021, at an undisclosed rate.

II.	Vessels below 5,500 TEU capacity

-	Charter the 2009-built, 4,258 TEU containership Virgo with Maersk for a period of 33 to 36 months at charterers’ option, starting from May 9, 2021, at a daily rate of $30,200.

-	Extend the charter of the 2010-built, 4,258 TEU containership Volans with ZIM for a period of 34 to 38 months at charterers’ option, starting from June 29, 2021, at a daily rate of $24,250.

-	Charter the 2009-built, 4,259 TEU containership Norfolk with Maersk for a period of 24 to 27 months at charterers’ option, starting from May 13, 2021, at daily rate of $30,000.

-	Charter the 2010-built, 4,256 TEU containership Androusa with Maersk for a period of 24.5 to 27.5 months at charterers’ option, starting from April 16, 2021, at a daily rate of $22,750.

-	Charter the 2000-built, 4,890 TEU containership Oakland (ex. Oakland Express) with Maersk for a period of 24 to 27 months at charterers’ option, starting from March 16, 2021, at a daily rate of $24,500.

-	Extend the charter of the 1997-built, 2,458 TEU containership Messini for a period of 9 to 11 months at charterers’ option, starting from April 11, 2021, at a daily rate of $18,000.

-	Extend the charter of the 2005-built, 2,556 TEU containership Etoile, for a period starting from May 1, 2021 and expiring at charterers’ option during the period from February 20, 2023 to June 30, 2023, at an undisclosed daily rate.

-	Extend the charter of the 2008-built, 1,300 TEU containership Michigan with MSC, for a period of 23 to 25 months at charterers’ option, starting from October 15, 2021, at a daily rate of $18,700.

B.	New Financing Agreements

•	In March 2021, we signed a loan facility agreement with a leading European financial institution for an amount of $150 million, in order to refinance the existing indebtedness of the 2017-built, 11,010 TEU containerships Cape Kortia and Cape Sounio and for general corporate purposes. The new facility will be repayable over 10 years.

•	In March 2021, we signed a loan facility agreement with a leading U.S. financial institution for an amount of $147 million, in order to refinance the existing indebtedness of the 2017-built, 11,010 TEU containerships Cape Tainaro and Cape Artemisio and for general corporate purposes. The new facility will be repayable over 7.5 years for the Cape Tainaro tranche and over 5 years for the Cape Artemisio tranche.

•	In March 2021, we signed a loan facility agreement with a leading European financial institution for an amount of $75 million, in order to refinance the existing indebtedness of the 2016-built, 11,010 TEU containership Cape Akritas and for general corporate purposes. The new facility will be repayable over 8 years.

•	In March 2021, we signed loan facility agreement with a European financial institution for an amount of $23 million, in order to finance the acquisition of the 2004-built, 6,492 TEU containerships Aries and Argus. The facility will be repayable over 5 years.

•	In March 2021, we signed a loan facility agreement with a European financial institution for an amount $14 million, in order to finance the acquisition of the 2006-built, 5,642 TEU containership Glen Canyon. The facility will be repayable over 5 years.

•	In March 2021, we we signed a loan facility agreement with a European financial institution for an amount $18.5 million, in order to refinance the existing indebtedness of the 1996-built, 8,044 TEU containerships Maersk Kleven and Maersk Kotka and for general corporate purposes. The original facility was scheduled to mature in 2021 whilst the new facility will be repayable over 2.5 years.

C.	Dividend announcements

•	On April 1, 2021, we declared a dividend for the quarter ended March 31, 2021, of $0.10 per share on our common stock, which was paid on May 6, 2021, to stockholders of record of common stock as of April 20, 2021.

•	On April 1, 2021, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on April 15, 2021 to holders of record as of April 14, 2021.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“We are pleased to announce the results of another profitable quarter.

The market rebound that began in the second half of last year has continued, drawing strength from favorable supply and demand dynamics. Strong demand for goods, restocking of inventories and a balanced container vessel market have all helped the charter market reach levels that we have not seen for a decade.

Since the beginning of the year, we have agreed to acquire in total 15 secondhand vessels and we have taken delivery of our last two newbuildings, which have commenced their 10-year charters. Employment already secured for the new acquisitions, together with the newbuildings delivered, is expected to provide incremental contracted revenues of more than $ 830 million.

Since our previous quarterly earnings release, we chartered out a total of 17 secondhand ships at increasingly high levels of hire. We have a total of 23 ships coming off charter over the next 18 months, which is a favourable position, should the current market conditions continue.

Finally, on the financing side, we recently concluded the issuance and listing of the first shipping unsecured bond on the Athens Exchange for 100 million Euro. Based on an exceptionally high demand the bond was priced at the low end of the yield range with a 2.7% coupon for a five-year period.

Based on these business developments and on our increasing long-term cash flows and liquidity, management is pleased to recommend to the Board of Directors to increase our second quarter 2021 dividend by 15%.

Our balance sheet, together with cash flows from operations and liquidity position provides us with the ability to increase the dividend without any impact on our growth plans.”

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2020	2021

Voyage revenue	$121,404	$126,725
Accrued charter revenue (1)	$696	$1,032
Amortization of time-charter assumed	$48	-
Voyage revenue adjusted on a cash basis (2)	$122,148	$127,757

Adjusted Net Income available to common stockholders (3)	$32,560	$37,986
Weighted Average number of shares	119,535,940	122,384,052
Adjusted Earnings per share (3)	$0.27	$0.31

Net Income	$32,776	$68,141
Net Income available to common stockholders	$25,624	$60,546
Weighted Average number of shares	119,535,940	122,384,052
Earnings per share	$0.21	$0.49

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2021 and 2020. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021

Net Income	$32,776	$$68,141
Earnings allocated to Preferred Stock	(7,693)	(7,595)
Gain on retirement of Preferred Stock	541	-
Net Income available to common stockholders	25,624	60,546
Accrued charter revenue	696	1,032
General and administrative expenses – non-cash component	676	1,439
Non-recurring, non-cash write-off of loan deferred financing costs	-	363
Amortization of Time charter assumed	48	-
Realized Gain on Euro/USD forward contracts (1)	(24)	(78)
(Gain) / Loss on sale / disposal of vessels	(10)	260
Loss on vessel held for sale	232	-
Vessels’ impairment loss	3,071	-
Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	2,247	1,117
Fair value measurement of equity securities	-	(25,937)
Other non-recurring, non-cash item	-	(756)
Adjusted Net Income available to common stockholders	$32,560	$37,986
Adjusted Earnings per Share	$0.27	$0.31
Weighted average number of shares	119,535,940	122,384,052

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized gain on Euro/USD forward contracts, vessels’ impairment loss, (gain) loss on sale / disposal of vessels, loss on vessels held for sale, fair value measurement of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives, amortization of Time charter assumed and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.